UNITED STATES
                                   SECURITIES AND EXCHANGE COMMISSION
                                                WASHINGTON, D.C. 20549


     DI VISION OF
CORPORATI ON FI NANCE


                                                 December 30, 2020

  Via E-Mail

  Robert F. Kornegay, Esq.
  Wilson Sonsini Goodrich & Rosati
  Professional Corporation
  12235 El Camino Real
  San Diego, CA 92130-3002

           Re:     Collectors Universe, Inc.
                   Schedule 14D-9 filed December 17, 2020
                   SEC File No. 005-59779

  Dear Mr. Kornegay:

        We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

          Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

         After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

  Schedule 14D-9

  Projected Financial Information, page 38

  1. We note you disclosed only a summary of the forecasts. Revise your disclosure to include the forecasts in their entirety. Also, revise your disclosure to describe the assumptions made in preparing the forecasts.

  Opinion of Houlihan Lokey Capital, Inc., page 39

  2.       Please revise the second paragraph of page 41 and Houlihan Lokey   s
opinion to
           state whether Houlihan Lokey provided its consent to include its opinion in the
           Schedule 14D-9.
 Robert F. Kornegay, Esq.
Wilson Sonsini Goodrich & Rosati
December 30, 2020
Page 2

3.     Refer to the disclosure on page 48 that states    ...Houlihan Lokey and
certain of its
       affiliates and certain of its and their respective employees may have committed to invest in private equity or other investment funds managed or advised by
D1
       Capital Partners L.P., Cohen Private Ventures, other participants in the Offer and the Merger or certain of their respective affiliates or security holders, and in portfolio companies of such funds, and may have co-invested with the members of the D1 Group, Cohen Private Ventures, other participants in the Offer and the
       Merger or certain of their respective affiliates or security holders, and may do so
       in the future.    Please clarify whether such investments have included,
include or
       could include investments in the current transaction or with respect to the
       Collectors Universe.

         We remind you that the company is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please direct any questions to me at (202) 551-3619.

                                             Sincerely,

                                             /s/ Daniel F. Duchovny
                                             Daniel F. Duchovny
                                             Special Counsel
                                             Office of Mergers and Acquisitions